Dyadic International, Inc. Electronic EDGAR Proof

Job Number: **-NOT DEFINED-**

Company Name: **-NOT DEFINED-**

Form Type: **8-K**

Reporting Period / Event Date: **04-06-2006**

Customer Service Representative: **-NOT DEFINED-**

Revision Number: **-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

SEC EDGAR Submission Header Summary

Submission Type	8-K
Exchange	AMEX
Sub Filer Id	0001213809
Sub Filer Ccc	mi7r$imr
Contact Name	Lisa De La Pointe
Contact Phone Number	561-743-8333
Item Ids	1.01
	9.01
Reporting Period	04-06-2006
Global Enclosed File Count	2

Documents

8-K	**form8_k040606.htm**
	Dyadic Form 8-K 04.06.06
GRAPHIC	**dyadiclogo1.jpg**
	Dyadic Logo

Module and Segment References

```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>off</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>AMEX</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>Lisa De La Pointe</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>561-743-8333</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0001213809</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>mi7r$imr</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>1.01</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>04-06-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>2</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>form8_k040606.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Dyadic Form 8-K 04.06.06</value>
    </field>
    <data sid="data1">
      <filename>form8_k040606.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>dyadiclogo1.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>GRAPHIC</value>
    </combobox>
```

```
    <field sid="SubDocument_description_2">
      <value>Dyadic Logo</value>
    </field>
    <data sid="data2">
      <filename>dyadiclogo1.jpg</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <check sid="SubFlag_overrideInternetFlag_">
      <value>off</value>
    </check>
  </page>
  <page sid="PAGE4">
  </page>
  <page sid="PAGE6">
  </page>
  <page sid="PAGE7">
  </page>
</XFDL>
```

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 8-K

Pursuant to SECTION 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): <u>April 4, 2006</u>



Dyadic International, Inc.

(Exact name of small business issuer as specified in its charter)

<u>Delaware</u>	<u>333-102629</u>	<u>45-0486747</u>
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

<u>140 Intracoastal Pointe Drive, Suite 404, Jupiter, Florida</u>	<u>33477</u>
(Address of principal executive offices)	(Zip Code)

<u>(561) 743-8333</u>
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1 - REGISTRANT'S BUSINESS AND OPERATIONS

Item 1.01 Entry Into a Material Definitive Agreement

On April 4, 2006, the Compensation Committee (the "Compensation Committee") of the Board of Directors of Dyadic International, Inc. (the "Company"), based on the recommendation of the Chief Executive Officer of the Company (the "CEO"), considered and approved the award of bonuses for services rendered in 2005 to the Company's named executive officers other than the CEO (determined for the year 2005 in accordance with Item 402 of Regulation S-K) identified below, in the form of stock option grants under the Dyadic International, Inc. 2001 Equity Compensation Plan (the "Equity Compensation Plan"), as follows:

Named Executive Officer	Options Granted
Wayne Moor, Chief Financial Officer	30,000
Kent Sproat, Executive Vice President, Enzyme Business	30,000
Ratnesh (Ray) Chandra, Senior Vice President, Marketing - Biotechnology Systems	30,000
Alexander (Sasha) Bondar, Vice President, Strategy & Corporate Development	20,000

Each grant of stock options to the named executive officers is evidenced by the Equity Compensation Plan's standard form of option agreement, is exercisable at the price of $4.60 per share (the closing price of the Company's shares on the American Stock Exchange on the date of the grant, April 4, 2006), is exercisable for a term of ten (10) years, vests at the rate of 25% per year, on the day preceding the anniversary of the date of grant, for each of the four consecutive twelve month periods following the date of grant, and is otherwise subject to the terms and conditions of the Equity Compensation Plan and such standard form of option agreement.

The Company's Equity Compensation Plan was previously filed as Exhibit 10.9 to the Company's Current Report on Form 8-K dated November 4, 2004. The Equity Compensation Plan's standard form of option agreement was previously filed as Exhibit 10.9 to the Company's Current Report on Form 8-K dated March 29, 2005.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statements and Exhibits

(c) Exhibits.

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**DYADIC INTERNATIONAL, INC.**

Date: April 6, 2006   By: /s/ Mark A. Emalfarb___
                                              Name: Mark A. Emalfarb
                                              Title: President and Chief Executive Officer